

November 18, 2010

Patrick Yore, President
Big Clix Corp.
12D School Street
Fairfax, CA 94930

        Re: **Big Clix Corp.**
               Amendment No. 4 to Registration Statement on Form S-1
               Filed November 4, 2010
               File No. 333-168403

Dear Mr. Yore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective or expected mailing date. Refer to Rule 8-08 of Regulation S-X. Please also update the balance of your registration statement, as appropriate.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

                             Sincerely,

                             H. Christopher Owings
                             Assistant Director